Mail Stop 03-08

May 25, 2005


Linda A. Koenig
Chief Financial Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota  55426-4517

	Re: 	Appliance Recycling Centers of America, Inc.
		Form 10-K for the Fiscal Year Ended January 1, 2005 Form 10-Q for the Fiscal Quarter Ended April 2, 2005 File No. 0-19621

Dear Ms. Koenig:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended January 1, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 16

General

1. We note you operate four processing and recycling centers. Additionally, you state in the business section that, "under some circumstances we may be subject to contingent liabilities because we handle hazardous materials." Tell us if you have any environmental remediation liabilities or contingencies at the balance sheet date.
Also, tell us if these sites historically required environmental remediation.

Critical Accounting Policies, page 17

2. In future filings, revise your disclosures to present a more robust discussion as to why these are critical accounting policies.
Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.
* Discuss why management believes the accounting policy is critical;
* Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

      Refer to Item V of Release Nos. 33-8350/34-48960.


Results of Operations, page 19

3. In future filings, revise your disclosure to provide a narrative discussion of the extent to which material financial statement increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. For example, we note that retail revenues increased $7.0 million from 2003 to 2004 and that same-store sales for 2004 increased 10%. Please revise your disclosure to state the revenues in 2004 and 2003 that came from same-store sales, and the revenues that came from new stores. See
Item 303(a)(3)(iii) of Regulation S-K.

4. In future filings, in circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify, in dollars, to the extent possible the incremental impact of each individual business reason on the overall change. For example, in your discussion of the increase in gross profit, quantify the impact of changes in the material factors contributing to the increase in gross profit percentage.

5. We note your disclosure on page 22 that some distribution center costs are included in selling, general and administrative expense. Please expand your disclosure here and in the notes to the financial statements to describe the costs included in costs of sales. Indicate specifically whether you include purchasing and receiving costs, inspection costs, internal transfer costs and other costs of your distribution network. For those costs excluded, such as the distribution center costs, please tell us why the costs are excluded and disclose:
* The line item that the excluded costs are included in, for example, selling, general and administrative, and the amounts included in each line item for each period presented; and,
* In MD&A disclose that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

Liquidity and Capital Resources, page 23

6. Please expand your disclosure in future filings to discuss how your debt covenants impact your plans to open up new stores in
2005
and thereafter.  See Item IV of Release Nos. 33-8350/34-48960.


Item 8.  Financial Statements and Supplemental Data, page 26

Consolidated Statement of Shareholders` Equity, page 30

7. Please include a separate column that reconciles the number of shares held in common stock and details the activity during each period presented. Reference is made to APB 12. We note from the shares outstanding on the consolidated balance sheet that you issued
1,772,000 shares of common stock in 2004. It is not evident on the consolidated statement of stockholders` equity and consolidated statement of cash flows, that all common stock issuances have been reflected in the periods presented. For example, in Note 8 you discuss warrant exercises during 2004 totaling 606,000 shares of common stock. The consolidated statement of stockholders` equity and consolidated statement of cash flows list proceeds of only $18,000 from the exercise of warrants. Please clarify for us and include in your response all common stock issuances, stock option exercises and warrant exercises herein.

Note 1.  Nature of Business and Significant Accounting Policies,
page
32

Software development costs, page 34

8. Tell us, and disclose in future filings, the total amount of capitalized software developed for internal use included in property, plant and equipment. Additionally, tell us, and expand your disclosure in future filings to describe how you have considered SOP
98-1 and EITF 00-2 in the capitalization of software costs.
Please
include the stage of software development, the anticipated service date, the eventual use of the software and how the type of costs incurred qualifies for capitalization under these standards.

Item 9A.  Controls and Procedures, page 44

9. Tell us in greater detail the nature of the material weakness identified in your disclosure and when the material weakness first began. In this regard, also tell us the specific steps that the company has taken, if any, to remediate the material weakness and whether the company believes that the material weakness still exists at the end of the period covered by the report.

10. We note that your chief executive officer and chief financial officer certified, in their Rule 13a-14 certifications, that based on their knowledge, "the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report." Given the material weakness discussed, disclose why you believe the financial statements for the fiscal period covered by your reports fairly present in all material respects your financial condition, results of operations and cash flows.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, to Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief
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Ms. Linda A. Koenig
Appliance Recycling Centers of America, Inc.
May 25, 2005
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